Exhibit 4.2
Certificate Regarding Amendment Number 1
to
2004 Stock Option Plan
of
Save the World Air, Inc.
     The undersigned Chief Executive Officer of Save the World Air, Inc., a Nevada corporation (the “Company”) does hereby certify in such capacity as follows:
Pursuant to actions taken by the Board of Directors of the Company and ratified by actions by the Shareholders of the Company at a duly noticed and validly held meeting of such Shareholders on May 24, 2005, Section 2.1 of the Save the World Air, Inc. 2004 Stock Option Plan (the “Plan”) was amended to in its entirety to read as follows:
     2.1 Maximum Number of Shares. The stock to be offered under this Plan shall be shares of the Company’s authorized but unissued Stock, and the aggregate number of shares of Stock to be delivered upon exercise of all Stock Options granted under this Plan shall not exceed Five Million (5,000,000), subject to adjustment as provided in Section hereof. If any Stock Option shall terminate or expire for any reason without having vested under Section hereof and been exercised in full under Section hereof, the unpurchased shares subject thereto shall again be available for purposes of the foregoing limitation.
In Witness Whereof the undersigned Chief Executive Officer of Save the World Air, Inc. has executed this Amendment Number 1 in such capacity this 31st day of August, 2006.

SAVE THE WORLD AIR, INC.

By:	/s/ EUGENE E. EICHLER

Eugene E. Eichler
Title:	Chief Executive Officer